SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: October 23, 2009
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐           Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐           No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ____  ..)
Enclosed:
Material Change Report

Form 51-102F3
Material Change Report
1.      REPORTING ISSUER
Ivanhoe Mines Ltd. (“Ivanhoe” or the “Company”)
654 — 999 Canada Place
Vancouver, BC V6C 3E1
2.      DATE OF MATERIAL CHANGE
October 13, 2009
3.      PRESS RELEASE
The press release was issued on October 13, 2009 and was disseminated through the facilities of recognized newswire services.
4.      SUMMARY OF MATERIAL CHANGE
On October 13, 2009, Rio Tinto International Holdings Limited (“Rio Tinto”), a wholly owned subsidiary of Rio Tinto plc, gave notice to the Company of its intention to complete the second tranche private placement (the “Second Tranche Private Placement”) under the terms of the Private Placement Agreement dated October 18, 2006, as amended November 16, 2006, October 24, 2007 and September 21, 2009 between the Company and Rio Tinto (the “Private Placement Agreement”). Pursuant to the Second Tranche Private Placement, Rio Tinto will subscribe for an additional 46,304,473 common shares of the Company at a subscription price of US$8.38 per common share, for total gross proceeds to the Company of US$388,031,484. Upon completion of the Second Tranche Private Placement, Rio Tinto’s equity ownership in the Company will increase from its current level of 9.86% to 19.68%. The Second Tranche Private Placement is expected to close by October 27, 2009.
5.      FULL DESCRIPTION OF MATERIAL CHANGE
On October 13, 2009, Rio Tinto gave notice to the Company of its intention to complete the Second Tranche Private Placement under the terms of the Private Placement Agreement. Pursuant to the Second Tranche Private Placement, Rio Tinto will subscribe for an additional 46,304,473 common shares of the Company at a subscription price of US$8.38 per common share, for total gross proceeds to the Company of US$388,031,484. Upon completion of the Second Tranche Private Placement, Rio Tinto’s equity ownership in the Company will increase from its current level of 9.86% to 19.68%. The Second Tranche Private Placement is expected to close by October 27, 2009.
Under the terms of the Private Placement Agreement, Rio Tinto would have become obliged to complete the Second Tranche Private Placement upon Ivanhoe, or a subsidiary of Ivanhoe, having obtained an investment agreement with the Government of Mongolia in respect of the Oyu Tolgoi copper and gold project (the “OT Project”) meeting the criteria established under the terms of the Private Placement Agreement (an “Approved OT Investment Contract”), provided that such agreement was obtained, and all conditions precedent to its effectiveness satisfied, by October 27, 2009 (the “Expiry Date”). Rio Tinto also had the right, in its sole discretion, to complete the Second Tranche Private Placement, whether or not Ivanhoe, or a subsidiary of Ivanhoe, obtained an Approved OT Investment Contract, provided that it exercised such right on or before the Expiry Date.
On September 22, 2009, Ivanhoe announced that it had agreed with Rio Tinto to extend the Expiry Date by up to six months. This extension was subject to approval by the Company’s disinterested shareholders at a special shareholders’ meeting that was scheduled for October 20, 2009. Rio Tinto’s election to complete the Second Tranche Private Placement made the extension of the Expiry Date unnecessary and, as a result, the special shareholders’ meeting scheduled for October 20, 2009 was cancelled.
The following table sets out (i) the issued and outstanding common shares of the Company currently owned by Rio Tinto, (ii) the additional unissued common shares that will be issued to Rio Tinto pursuant to the Second Tranche Private Placement, (iii) the additional unissued common shares that may be issued to Rio Tinto if Rio Tinto exercises all of its rights to acquire additional common shares of the Company, and (iv) the percentage interest that such common shares represent or would represent after giving effect to such issuances, based on the 378,585,029 common shares issued and outstanding as of the date hereof.

				Aggregate
			Number of	percentage of
	Number of		common	all common
	common		shares	shares
Transaction	shares held		issuable	outstanding
First Tranche Private Placement	37,333,655	(1)	N/A	9.86%
Second Tranche Private Placement	N/A		46,304,473	19.68%
Exercise of Series A Warrants	N/A		46,026,522	27.53%
Exercise of Series B Warrants	N/A		46,026,522	33.99%
Exercise of Series C Warrants	N/A		35,000,000	38.17%
Exercise of Anti-Dilution Warrants(2)	N/A		1,440,406	38.33%
Conversion of Credit Facility	N/A		45,800,000	43.05%
(1)	Includes additional Common Shares issued pursuant to Rio Tinto’s exercise of its pre-emptive rights under the Private Placement Agreement.
(2)	Represents additional share purchase warrants issued pursuant to Rio Tinto’s exercise of its pre-emptive rights under the Private Placement Agreement.
Under the terms of the Private Placement Agreement, the Company is obliged to use at least 90% of the proceeds of the Second Tranche Private Placement on expenditures relating to the OT Project. Such expenditures may include the repurchase of certain mining equipment and equipment supply contracts in respect of the OT Project acquired in 2008 by a Rio Tinto affiliate from the Company’s OT Project subsidiary for an aggregate purchase price of approximately US$121.5 million. The Rio Tinto affiliate has the right to require the Company’s OT Project subsidiary to repurchase these assets.
Rio Tinto also has the right to require the Company to use the proceeds of the Second Tranche Private Placement to repay the Company’s indebtedness to Rio Tinto under the terms of the Credit Agreement dated October 24, 2007 pursuant to which Rio Tinto provided to the Company a non-revolving, convertible credit facility of US$350 million. Rio Tinto has 30 days following the closing date of the Second Tranche Private Placement to make this election. Provided that the Company is not in default, if this credit facility is not repaid by September 12, 2010, the entire outstanding principal amount and up to US$108 million of accrued and unpaid interest will automatically be converted into common shares of the Company at a conversion price of US$10.00 per share.
6.      RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102
Not applicable.
7.      OMITTED INFORMATION
No information has been intentionally omitted from this form.
8.      EXECUTIVE OFFICER
The name and business number of the executive officer of Ivanhoe who is knowledgeable of the material change and this report is:
Beverly A. Bartlett
Vice President & Corporate Secretary
Telephone: (604) 331-9803
9.      DATE OF REPORT
DATED at Vancouver, B.C. this 23rd day of October, 2009.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: October 23, 2009	By:	/s Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary